

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2017 (June 9, 2017)

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address of principal executive offices) (Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On June 9, 2017, Dollar Tree, Inc. issued a press release regarding the Company's promotion of Michael Witynski to President and Chief Operating Officer of the Dollar Tree banner. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1 Press Release dated June 9, 2017 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: June 12, 2017

By: /s/ Kevin S. Wampler
  Kevin S. Wampler
  Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated June 9, 2017 issued by Dollar Tree, Inc.



Michael A. Witynski Promoted to President and Chief Operating Officer
of the Dollar Tree Banner
~ Continues Reporting to Gary Philbin, Enterprise President ~

CHESAPEAKE, Va. - June 9, 2017 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, announced today that Michael A. Witynski, age 54, has been promoted to President and Chief Operating Officer of the Dollar Tree segment.

As President and Chief Operating Officer, Mr. Witynski will be responsible for Merchandising and Marketing and Store Operations for more than 6,200 Dollar Tree bannered stores in the United States. A Dollar Tree veteran, Mr. Witynski has served as Chief Operating Officer since July 2015, and he previously served as Senior Vice President of Stores since joining Dollar Tree in 2010. Prior to joining Dollar Tree, he held executive leadership positions at Shaw's Supermarkets and Supervalu, Inc. Mr. Witynski will continue to report to Gary Philbin, Enterprise President.

"I am very pleased to announce the promotion of Mike Witynski," said Gary Philbin, Enterprise President. "Mike has been a key leader and a major contributor to Dollar Tree's growth and sector-leading profitability since joining the Company in 2010. Through his consistent focus on store execution and delivering results, Mike has developed and led key initiatives to drive market share through new store growth while increasing store and associate productivity."

"Mike is an accomplished executive with more than 36 years of experience in retail," stated Bob Sasser, Chief Executive Officer. "Dollar Tree is a growth company, now larger and more diversified than ever before. We have nearly 14,500 stores with plans to open 650 new stores this year. With Mike in this leadership role as President and Chief Operating Officer of Dollar Tree and Duncan Mac Naughton leading Family Dollar, we are confident we have the right executives in place to lead us through the next phases of growth."

About Dollar Tree, Inc.

Dollar Tree, a Fortune 200 Company, now operates more than 14,400 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
                     Randy Guiler, 757-321-5284
                     Vice President, Investor Relations
                     www.DollarTree.com
                     DLTR-G